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Manuel Garciadiaz
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax manuel.garciadiaz@davispolk.com

February 20, 2020
Re:	Vasta Platform Limited Confidential Submission of the Draft Registration Statement on Form F-1 Submitted February 20, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Vasta Platform Limited (the “Company”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, which was incorporated in October 16, 2019, we have confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering ( “IPO”) of the Company’s Class A common shares via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

For the staff’s convenience, we have also enclosed three copies of the Draft Registration Statement, as confidentially submitted on EDGAR. The Company confirms that it is an “emerging growth company,” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Act”).

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

We note that the Company’s subsidiary, Anglo - Somos Sistemas de Ensino S.A. (“Anglo”), submitted a request for a waiver from the Staff of the Division of Corporation Finance pursuant to Rule 3-13 of Regulation S-X, so that the Company may present a certain set of financial statements, including combined carve-out financial statements of the K-12 curriculum businesses in lieu of separate financial statements of Anglo and Saber Serviços Educacionais S.A., due to a

2	February 20, 2020

corporate restructuring that the Company is conducting. Such corporate restructuring will be completed prior to the time of effectiveness of the Draft Registration Statement and these businesses will represent the Company’s activities at the date of effectiveness of the Draft Registration Statement and on an ongoing basis.

The review partner for this submission at the Company’s audit firm, KPMG Auditores Independentes, is Flávio G. Gozzoli, who can be reached at +55 11 97541 2576.

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Drew Glover at 650-752-2052 or drew.glover@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:     Mario Ghio, Chief Executive Officer, Vasta Platform Limited

Clovis Poggetti Junior, Chief Financial Officer, Vasta Platform Limited

Cesar Augusto Silva, Controller, Kroton Educacional S.A.

Flavio G Gozzoli, KPMG Auditores Independentes